SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 21, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 21, 2016.

Buenos Aires, October 21st 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Relevant Event

Please be advised that on the date hereof Banco Macro S.A. has been served notice of a class action suit entitled “Asociación por la defensa de usuarios y consumidores vs. Banco Macro SA on Summary Proceedings” (Court File # 8989/2016).

Plaintiff challenges the stamp tax levied by the Autonomous City of Buenos Aires as withholding agent of such tax to individuals, who are customers of financial entities and who have entered into consumer agreements (Sect. 477, subsection 10 of the Tax Code).

The judicial action is aimed at causing the cessation of a behavior that plaintiff describes as illegal and the reimbursement of amounts allegedly charged in excess.

The lawsuit is pending before the Court of First Instance in Commercial Matters # 20, Clerks’ Office #. 40.

Banco Macro S.A. is analyzing the contents and implications of such lawsuit, considering that in the event of getting an unfavorable court decision in this controversy such unfavorable outcome is not expected to have a material effect on its financial position.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 21, 2016

MACRO BANK INC.

By:	/s/ Jorge Scarinci
Name: Jorge Scarinci
Title: Finance manager